Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

Barclays Capital Inc.

745 7th Avenue

New York, NY 10019

September 18, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ArcLight Clean Transition Corp.
Registration Statement on Form S-1 (File No. 333-248625)
Request for Acceleration of Effective Date

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, hereby join in the request of ArcLight Clean Transition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Tuesday, September 22, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 330 copies of the Preliminary Prospectus dated September 18, 2020 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Jack Paris
Name: Jack Paris
Title: Managing Director

Sincerely,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale
Name: Victoria Hale
Title: Authorized Signatory

[Signature Page to Acceleration Request]